SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM invests US$ 300 million to increase options for international flights from Rio de Janeiro

 We will receive two new Airbus A330 aircraft to expand flights between Tom Jobim/ Galeão and the cities of Frankfurt, New York and London

São Paulo, April 8th, 2011 – Our long-distance international routes from Rio de Janeiro will gain new frequencies as of May. We will turn the flight to Frankfurt (Germany) to a daily frequency and will increase from three to six departures a week to New York (United States). The first of these two additional departures to New York begins operating in May, the other is in the process of approval by the National Civil Aviation Agency (ANAC), and is expected to begin in August. We are also waiting ANAC’s approval to increase flights to London (England) from three to six weekly departures to operate from August 1st this year.

To expand flights to and from Frankfurt, New York and London, invested about US$ 300 million (based on list price) for receiving two Airbus A330 aircraft. One will be delivered in April and another in May. We currently have a fleet of 152 aircraft, we expect reaching the end of the year with 156 aircraft.

Rio de Janeiro is a major tourist destination in the world, leading the company to expand its operations from the Tom Jobim International Airport/ Galeão. "Rio's airport is already our second international connecting hub, from it we already have direct flights to New York, Miami, Buenos Aires, Paris, Frankfurt and London. With the new frequencies we are reaffirming our passion for Rio and recognizing the city's importance as a gateway to and from the country for business or leisure travelers", says Líbano Barroso, CEO TAM Linhas Aéreas.

“Rio de Janeiro is the main gateway for tourists in the country, and this should extend to major events to come, as the 2014 World Cup and the 2016 Olympic Games, "said Sergio Cabral, governor of Rio de Janeiro "I am very pleased to hear the announcement by TAM, which recognizes the global importance of Rio de Janeiro and will bring, with these new flights, a greater offer of access for passengers from Europe and the United States to our city and our state, both for tourism and business. In addition, our passengers will not need to go to other states any more to be able to travel to New York and Frankfurt".

Our route between Rio de Janeiro and Frankfurt, operated for eight months now, will gain two more frequencies as of May. The offer growth will make the connection between both cities daily. The flights will continue to be in prime time and operated by Airbus A330 aircrafts, with capacity for 223 passengers, arranged with four seats in the First Class, 36 in the Executive Class and 183 in the Economy class.

We will also offer, as of May, the fifth weekly frequency for direct flight between Rio de Janeiro and New York, which started in November 2008. Customer will now have one more option for traveling nonstop between the two cities. In addition, all flights will now be at night as of May – including the Sunday's New York-Rio de Janeiro flight, which currently takes off at 10 a.m. The route is operated by Airbus A330 aircrafts with capacity for 223 passengers in three service classes. The request for a sixth flight of that route is under analysis by the ANAC.

All passengers traveling on TAM's First Class and Executive Class may use the Airline's VIP room at the Galeão (Rio), Frankfurt, and New York airports, with rest, entertainment, and workstation areas.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Marcus Vinicius Rojo Rodrigues (IR)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 51 cities in Brazil and 19 cities in South America, the United States and Europe. Through agreements with companies in Brazil and abroad, our network encompasses a further 89 airports in Brazil and 87 international destinations, including Asia. In February 2011 our market share was 39.6%, and is also the country's leading player among Brazilian airlines that operate international routes, with 85.9% market share.. With the largest passenger aircraft fleet in the country (152 aircraft), we offer customer service marked by our Spirit to Serve and seeks to make air travel more accessible to the general public. We were the first Brazilian airline to offer a loyalty program, TAM Fidelidade, which has already issued 13 million tickets in exchange for points and is part of the Multiplus network, which today has 8 million members. Member of Star Alliance – the world's largest airline alliance – since May 2010, we are part of a network with 1,160 destinations in 181 countries.

Forward-looking statements:

This press release contains forward-looking statements, such statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “would” or other similar expressions.  Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations.

These statements are based on current plans, estimates and projections, and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement.  These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission.  Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.